August 20, 2020
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund 2021 (File No. 333-237828) (the “Registrant”)
Dear Mr. Manion:
We are writing in response to your telephonic comments provided on June 8, 2020 with respect to the registration statement filed April 24, 2020 (the “Registration Statement”) on Form N-2 under the Securities Act of 1933, as amended, on behalf of Guggenheim Credit Income Fund 2021, a closed-end fund that has elected to be regulated as a business development company. The Registrant has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms not defined herein have the meanings attributed to such terms in the Registration Statement.
On behalf of the Registrant, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
Comment 1.Please file a new power of attorney in a pre-effective amendment to the Registration Statement.

Response 1.    The Registrant acknowledges this comment and will file the new power of attorney in the Registrant’s next pre-effective amendment.

Comment 2.Please file a legality of shares opinion in a pre-effective amendment to the Registration Statement.

Response 2.    The Registrant acknowledges this comment and will file a legality of shares opinion with a pre-effective amendment to the Registration Statement.

August 20, 2020 Page 2

Comment 3.Please include additional risk disclosure related to the impact of the coronavirus pandemic.

Response 3.    The disclosure will be revised accordingly.

Comment 4.Please include the undertaking specified in Item 34.1 of Form N-2.

Response 4.    The disclosure will be revised accordingly.

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Should you have any questions regarding this letter, please contact me at (212) 641-5600.
Sincerely,

/s/ Jon Gaines
Jon Gaines